SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI RESULTS FOR THE THIRD QUARTER 2008

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6248 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com
30 October 2008
ANGLOGOLD ASHANTI RESULTS FOR THE THIRD QUARTER 2008
Highlights
·   Delivery for the third consecutive quarter on production and cost guidance, with continued
reduction in the hedge book.
·   Production at 1.265Moz, 1% higher than previous quarter, with Obuasi and Cerro Vanguardia posting substantial improvements.
·   Total cash costs at $486/oz – better than guidance but higher than previous quarter due to wage increases, power tariffs, inflation and inventory movements – while costs are expected to reduce to approximately $460/oz in the fourth quarter.
·   Continuing safety focus, with lost time injury rate improving 10% and despite four fatalities during the quarter, the fatality rate reduced for the year by 60% against the same period in
2007.
·   Uranium production up 7% to 346,000 pounds, with enhanced exposure to the spot market expected in the fourth quarter.
·   Hedge book commitments reduced by 580,000oz during the quarter, with the company on track to reduce book to approximately 6.0Moz by year-end.
·   Adjusted headline loss of $119m incurred, as a result of accelerated hedge reduction.
·   Greenfields exploration projects continue to make solid progress, particularly in Australia and
Colombia
Detail
AngloGold Ashanti reported an increase in gold production on 1.265Moz, 1% higher than the previous quarter and in-line with guidance provided in July 2008. Cerro Vanguardia in Argentina and Obuasi in
Ghana posted significant improvements against the previous quarter, with gold production increasing
59% and 16% respectively. The South African operations continued to perform steadily, using 92.4% of power supply, while operating at 100% production capacity.
Total cash costs for the quarter at $486/oz, were higher than the prior quarter’s $434/oz due to input cost inflation, annual wage increases, higher power tariffs and inventory adjustments, but were within
market guidance of $490/oz.
The company also reduced its hedge commitments by 580,000oz during the quarter, with a total hedge reduction year-to-date of almost 5Moz. As a result of the continued accelerated hedge reduction, the company received a price of $644/oz and posted an adjusted headline loss of $119m.
Net debt reduced from $2.7bn at the end of June 2008 to $1.23bn at the end of September 2008. Net
debt to EBITDA stood at 1.16 times at the end of the quarter.

In respect of the fourth quarter, the company is expecting gold production of approximately 1.25Moz and total cash costs of approximately $460/oz, based on the following exchange rates assumptions:
R
8.40/$, A$/$0.80, BRL1.90/$ and Argentinean peso 3.11/$.
Commenting on the quarter, CEO Mark Cutifani said, “We have now delivered on production and cost commitments for three consecutive quarters. In the context of weakening operating currencies across much of our asset base, combined with our continuing hedge reductions, we are well positioned for margin expansion going into 2009”.
ENDS
Contacts
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)
+27 (0) 11 637-6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757              afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637- 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, including its intentions and ability to refinance its $1 billion convertible bond, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March 2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 30, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary